

September 10, 2008

Mail Stop 3561

Matt Buckels
Manager and Director
EquityPoint, LLC Fund I Series
1800 Washington Avenue
Vincennes, IN 47591

Re: EquityPoint, LLC Fund I Series
Form 1-A, filed August 11, 2008
File No.: 24-10220

Dear Mr. Buckels:

We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of the comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

General

1. Please provide the disclosure specified by Industry Guides, Guide 5. As nonexclusive examples, please provide the information in Guide 5 with respect to compensation and fees, suitability standards, the material provisions of the LLC agreement, prior performance, and conflicts of interest. We may have further comment.

2. Similarly, please revise your offering circular consistent with the interpretive guidance in Securities Act Release No. 33-6900. For example, the description of

the officers and key personnel of the company on page 27 does not clarify the nature of the officers' duties or business experience relevant to performing those duties consistent with Section II.B.2.e of the Release.

3. We note detailed projections provided in the Form 1A. Several of these are described as, or otherwise appear to be, unsupported by any specific data. For example, you state on page six that financial projections not supported by reference to third party sources "result from the inability of management to obtain specific data." You also refer on page 12 to "year one" revenues projected at $558,000 and another projection of $4,878,000 without providing a basis for either projection. As other non-exclusive examples, please refer to the tables on pages 16 and 17 and the reference on page 24 to "a Seven Percent (7%) cumulative annual preferred return," which we also note in the materials provided in the July 8, 2008 letter from counsel. Because the offering proceeds will be invested in non-specified properties or in properties that do not have any significant operating histories, it is not appropriate to provide specific rates of return on investments. Please revise to delete references to specific revenues, cash flows, balance sheet line items, rates of return, and other projections to the extent not accompanied by clearly described bases. Any projections you retain should clearly describe the basis for the projection and include a discussion of limitations and significant underlying assumptions. We may have further comment. See Item 10(b) of Regulation S-K.

4. We note the statement in Part I, Item 9 that the company "has provided written documents and broadcasts to determine whether there is any interest in this securities offering." However, it does not appear that you have provided copies, apart from the letter dated July 8, 2008. Please see Rules 254 and 256 of regulation A with respect to copies of advertisement, written communications, scripts, and other materials to be filed with the Commission.

5. It is unclear if the company is using Offering Circular Model A or B. Please tell us which format you are using and revise accordingly. For example, your document does not follow the sequentially numbered item requirements of Model B or the question and answer format of Model A. Please revise accordingly.

Item 9, page 3

6. Please delete the third sentence of this paragraph regarding violations of the antifraud provisions of the federal securities laws as the company is not qualified to provide such an opinion.

The Company, page 6

7. Please delete references to the Litigation Reform Act, as the relevant sections do not apply to issuers not subject to the reporting requirements of sections 13(a) or 15(d) of the Securities Exchange Act.

Business and Properties, page 11

8. Please revise this section to provide a more detailed description of the company's current and planned business activities. For example, describe your anticipated actions in identifying and purchasing real estate, funding the purchase of real estate, managing units and tenants, and deciding whether to sell or retain properties. Also, it appears that you have two employees, and that two employees would be insufficient to reach these milestones for planned purchases of 100 units per year. Your revised disclosure should indicate the number of employees by type (e.g., clerical, operations, administrative) that will be required to reach the milestones.

Description of Securities, page 24

9. We note the references to annual preferred return and quarterly cash distributions of cash available from operations, which you anticipate will not commence any earlier than June 30, 2009. With a view to disclosure, advise us of the basis for your belief that you will have cash from operations after June 30, 2009. It is unclear what assumptions you have made with respect to real estate investments, rental rates for those investments, loans to help fund acquisitions, rates on any such loans, timing of acquisitions and rent payments, etc.

Federal Tax Aspects, page 32

10. We note the statement on page 32 that "No further action is needed to be taken by the Company to obtain partnership status," and similar statements elsewhere in this section. The company is not qualified to provide a tax opinion. Please provide a tax opinion of counsel and revise the offering circular accordingly.

Exhibits

11. The legality opinion should refer to the Form 1-A filing as an offering statement, rather than as a registration statement. Please revise accordingly.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. In your responses, please include the page numbers of the amendment where we can find the changes. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the qualification date of the pending offering statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the qualification date of the 1-A offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above 1-A offering statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the qualification date.

Please contact Susann Reilly at (202) 551-3236 or Jim Lopez at (202) 551-3536 if you have questions.

Sincerely,

John Reynolds
Assistant Director

cc: Jillian Ivey Sidoti, Esq.
facsimile at 951-602-6049